Mail Stop 7010


October 26, 2005


Via U.S. mail and facsimile

Mr. Enrique Cibie
Chief Executive Officer
Masisa S.A.
900 Circle Seventy-five Parkway, Suite 720
Marietta, GA 30339

Re: 	Masisa S.A.
Registration Statement on Form F-1
Filed October 13, 2005
File No. 333-128972

Dear Mr. Cibie:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your filing to comply with the comments issued by the staff in its letter dated October 17, 2005 relating to the registration statement on Form S-1 (File No. 333-128694). Please be advised that these comments and any further comments we issue with respect to these filings must be resolved before we will consider a request for the acceleration of your registration statement.
2. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included all information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation
C.

Cover Page of Registration Statement

3. It appears that you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.
Please revise accordingly.

Cover Page of Prospectus

4. We note that you are registering 45,000,000 common shares.
However, we also note that the preemptive rights offerings will consist of the right to subscribe for up to 270,636,453 common shares. Please reconcile.

Summary, page 1

The Offerings, page 6

5. We note that participants in the preemptive rights offering will have the right to subscribe to new shares or treasury shares "in proportion" to their holdings of your common shares. Here and in the
"Preemptive Rights Offering" section beginning on page 147, please clarify whether this proportion will be one-to-one, i.e. a right to one new share or one treasury share, as applicable, for each common share held, or otherwise.

Subscription Period, pages 7 and 9

6. Please explain why the deadline for submitting a subscription form and payment differs from the expiration of the subscription period.

Unsubscribed Shares, page 9

7. We note that your controlling stockholders will waive their rights in connection with the preemptive rights offerings. Please clarify whether the shares attached to these rights will also be sold into the Chilean public market.

Market Information, page 27

8. Please disclose the information required by Item 9.A.4(d) of Form
20-F.

Part II - Information Not Required in Prospectus, page II-1

Item 9. Undertakings, page II-3

9. Please provide the undertakings required by Item 512(a) of Regulation S-K.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard M. Kosnik, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
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Mr. Enrique Cibie
Masisa S.A.
October 26, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE